INTEGRATED PERFORMANCE SYSTEMS, INC.
                              10501 FM 720 East
                             Frisco, Texas  75035

                               D. Ronald Allen
                                Chairman & CEO
                             Tel:  (972) 381-1212
                             Fax:  (972) 381-1211

                              September 23, 2004

                         VIA ELECTRONIC TRANSMISSION

                      Securities and Exchange Commission
                       Division of Corporation Finance
                             450 Fifth Street NW
                           Washington, D.C.  20549

     Re:  Integrated Performance Systems, Inc. Withdrawal of Registration
                            Statement on Form SB-2
                            (File No. 333-111166)

                            Ladies and Gentlemen:

 Reference is made to the Registration Statement on Form SB-2 (File No. 333-111166) (the "Registration Statement") initially filed with the Securities and Exchange Commission (the "Commission") on December 15, 2003 by Integrated Performance Systems, Inc., a New York corporation (the "Company"), and which has not been declared effective as of the date hereof. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the
 "Securities Act"), we hereby request that the Commission withdraw the Registration Statement effective as of the date hereof or as soon thereafter as practicable.

 Given the passage of time, the Registration Statement no longer reflects the condition of the Company and the Company has decided that the sale of securities contemplated in the Registration Statement is not in its best interests. Please be advised that no securities were sold in connection with the offering contemplated by such Registration Statement.

 Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement referenced above.

 Please call Anthony J. Herrera, Esq. of Patton Boggs LLP at (214) 758-3505 with any questions you may have.

 Sincerely,

 INTEGRATED PERFORMANCE SYSTEMS, INC.



 By:  /s/  D. Ronald Allen
    ----------------------
      D. Ronald Allen
      Chairman and CEO

 cc:  Anthony J. Herrera, Esq.
      Patton Boggs LLP